Exhibit 99.1
E-House Announces Strategic Cooperation with Evergrande Real Estate
SHANGHAI, China, December 7, 2007 – E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has formed a strategic cooperation arrangement with Evergrande Real Estate Group Co., Ltd. (“Evergrande”), a leading real estate developer in China.
Pursuant to the strategic cooperation arrangement, E-House will act as the exclusive sales agent for 20 real estate projects developed by Evergrande in eight cities in China. Based on the currently available information from Evergrande and E-House’s estimates, the total gross floor area (“GFA”) of these projects is expected to be approximately 28 million square meters and the total sales value may amount to approximately RMB200 billion. Projects involving approximately 4 million square meters of GFA have commenced construction and are potentially available for sales in 2008. E-House has agreed to pay a refundable customer deposit to Evergrande upon signing of the relevant sales agency agreement with Evergrande. Such deposit is fully and unconditionally refundable within three to six months after the launch of sales for each individual project. The total amount of customer deposits payable for all 20 projects is estimated to be approximately US$100 million. Meanwhile, E-House’s strategic cooperation with Evergrande also includes the provision of real estate market research, consulting and information services by E-House to 37 of Evergrande’s real estate projects under development in 2008.
“We are very pleased to have Evergrande as our strategic partner,” said Mr. Xin Zhou, E-House’s Chairman and Chief Executive Officer. “With real estate projects under development in more than 20 cities in China, Evergrande is one of the leaders in the Chinese real estate market. This landmark strategic cooperation with Evergrande will significantly enhance our project pipeline for the next several years, enable us to strengthen our market position, and generate increased consulting and information services revenues. This strategic cooperation evidences Evergrande’s management vision and E-House’s position as China’s leading real estate services provider.”
Under the strategic cooperation arrangement, an E-House subsidiary will enter into an exclusive sales agency agreement with a project development company owned by or affiliated with Evergrande for each of the 20 real estate development projects for which Evergrande has engaged E-House as the exclusive sales agent. In addition, for each of the 37 projects for which Evergrande has engaged E-House for consulting and information services, an E-House subsidiary will enter into a real estate project consulting and information service agreement with a project development company owned by or affiliated with Evergrande.
About E-House
E-House (China) Holdings Limited (NYSE: EJ) (“E-House”) is a leading real estate services company in China based on its scope of services, brand recognition and geographical presence. Since its inception in 2000, E-House has experienced a rapid growth and has become China’s largest real estate agency and consulting services company. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards and accolades for its innovation and quality, including “China’s Best Company” from the National Association of Real Estate

Brokerage and Appraisal Companies in 2006. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor Statement
This announcement may contain forward-looking statements. These statements are made under the ''safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning E-House’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public filings with the Securities and Exchange Commission. All information provided in this press release is as of December 7, 2007, and E-House undertakes no duty to update such information, except as required under the applicable law.
For investor and media inquiries please contact:
In China:
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363
E-mail: jeremy.bridgman@ogilvypr.com

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